 Exhibit 99.6

Celestica™

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more.

Toll Free – 1-866 964-0492

www.computershare.com/noticeandaccess

Notice of Availability of Meeting Materials for Celestica Inc. Annual Meeting of Shareholders (Meeting)

Meeting Date and Location:

When: Thursday, April 28, 2022
9:30 a.m. (EDT)

Where: Virtual meeting via audio-only webcast at https://meetnow.global/MWZFYUD

You are receiving this notice because Celestica Inc. is using the notice-and-access procedures permitted under applicable Canadian securities laws to deliver to you its management information circular (Circular) and other Meeting materials. We remind you to access and review all of the important information contained in the Circular and other Meeting materials before voting. Enclosed with this notice is a form of proxy for registered shareholders or a voting instruction form for non-registered shareholders with instructions on how to vote.

The Circular and other Meeting materials are available at:

www.celestica.com/shareholder-documents

OR

www.sedar.com

OR

www.sec.gov

How to Obtain a Paper Copy of the Meeting Materials

Shareholders may request to receive a paper copy of the Circular and other Meeting materials by mail at no cost. Requests for a paper copy may be made using your Control Number as it appears on your enclosed form of proxy or voting instruction form. To ensure you receive the Meeting materials in advance of the Meeting, all requests must be received no later than April 18, 2022. If you do request the Meeting materials, please note that another form of proxy or voting instruction form will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:

Request a paper copy of Meeting materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your form of proxy or voting instruction form.

To obtain a paper copy of the Meeting materials after the Meeting, please contact 1-877-907-7643.

For Holders with a 16 digit Control Number:

Request a paper copy of Meeting materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - (905) 507-5450 and entering your control number as indicated on your voting instruction form.

To obtain a paper copy of the Meeting materials after the Meeting, please contact (905) 507-5450.

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Items of Business to be voted on at the MeetingShareholders will be voting on the following matters at the Meeting: election of the directors for the ensuing year (see page [..] of the Circular) appointment of the auditor for the ensuing year (see page [..] of the Circular) authorization of the board of directors to fix the auditor’s remuneration (see page [..] of the Circular) an advisory resolution on the corporation’s approach to executive compensation (see page [..] of the Circular) any other matters as may properly be brought before the MeetingHow to VoteYOU CANNOT VOTE BY RETURNING THIS NOTICE.A form of proxy for registered shareholders or a voting instruction form for non-registered shareholders is included with this notice, and includes instructions on how to vote your shares. Please review the Circular prior to voting.